UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-31221

Total number of pages: 84

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 26, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the fiscal year ended March 31, 2013
2.	Results for the fiscal year ended March 31, 2013, and principal actions planned for the fiscal year ending March 31, 2014

Earnings Release	April 26, 2013
For the Fiscal Year Ended March 31, 2013	[U. S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 18, 2013
Scheduled date for dividend payment:	June 19, 2013
Scheduled date for filing of securities report:	June 19, 2013
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2013 (April 1, 2012 — March 31, 2013)

(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Year ended March 31, 2013	4,470,122	5.4%	837,180	(4.3)%	841,658	(4.0)%	495,633	6.8%
Year ended March 31, 2012	4,240,003	0.4%	874,460	3.5%	876,958	5.0%	463,912	(5.4)%

(Note) Comprehensive income attributable to NTT DOCOMO, INC.:	For the fiscal year ended March 31, 2013:	605,543 million yen	38.8%
	For the fiscal year ended March 31, 2012:	436,338 million yen	(3.2)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.	ROE	ROA	Operating Income Margin
Year ended March 31, 2013	11,952.29 (yen)	—	9.4%	11.9%	18.7%
Year ended March 31, 2012	11,187.34 (yen)	—	9.4%	12.8%	20.6%

(Note) Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2013:	(18,767) million yen
	For the fiscal year ended March 31, 2012:	(13,472) million yen

(Percentages above represent changes compared to the corresponding previous year)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
March 31, 2013	7,228,825	5,469,665	5,427,575	75.1%	130,887.12 (yen)
March 31, 2012	6,948,082	5,108,771	5,062,527	72.9%	122,083.91 (yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2013	932,405	(701,934)	(260,967)	493,674
Year ended March 31, 2012	1,110,559	(974,585)	(378,616)	522,078

2. Dividends

	Cash Dividends per Share (yen)					Total Cash Dividends for the Year (Millions of yen)	Payout Ratio	Ratio of Dividends to NTT DOCOMO, INC. Shareholders’ Equity
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2012	—	2,800.00	—	2,800.00	5,600.00	232,219	50.1%	4.7%
Year ended March 31, 2013	—	3,000.00	—	3,000.00	6,000.00	248,806	50.2%	4.7%
Year ending March 31, 2014 (Forecasts)	—	3,000.00	—	30.00	—		48.8%
(Note)	Dividend forecasts for the year ending March 31, 2014, take into account a 1:100 stock split with the effective date of October 1, 2013.

If adjusted to reflect the number of shares prior to the stock split, the forecast of year-end dividend amount and the forecast of total dividend amount will be equivalent to ¥3,000 and ¥6,000, respectively.

For further information, please see “Explanation for forecasts of operations and other notes.”

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014 (April 1, 2013 - March 31, 2014)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2014	4,640,000	3.8%	840,000	0.3%	850,000	1.0%	510,000	2.9%	122.99	(yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note) Basic Earnings per Share attributable to NTT DOCOMO, INC. for the fiscal year ending March 31, 2014, takes into account a stock split. For further information, please see “Explanation for forecasts of operations and other notes.”

*	Notes:

(1)	Changes in significant subsidiaries		None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2013 which resulted in changes in scope of consolidation)

(2)	Changes in significant accounting policies		None
	i. Changes due to revision of accounting standards and other regulations:		None
ii. Others:

(3)	Number of issued shares (common stock)
	i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2013:	43,650,000 shares
		As of March 31, 2012:	43,650,000 shares

	ii. Number of treasury stock:	As of March 31, 2013:	2,182,399 shares
		As of March 31, 2012:	2,182,399 shares

	iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2013:	41,467,601 shares
		For the fiscal year ended March 31, 2012:	41,467,601 shares

*	Presentation on the status of audit procedure:

This earnings release is not subject to the audit procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

1. Forecast of results

  Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, please refer to pages 17 and 20, contained in the attachment.

2. Forecasts for financial results and dividends after stock split

  We resolved at a meeting of the Board of Directors held on April 26, 2013, that the common stock will be split 1:100, and the trading unit of the stock will be 100 shares with an effective date of October 1, 2013. If calculated prior to consideration of the stock split, Basic Earnings per Share attributable to NTT DOCOMO, INC. and dividend forecast for the fiscal year ending March 31, 2014 are as follows.

(1) Consolidated Business Results Forecast for the Year ending March 31, 2014

  Basic Earnings per Share attributable to NTT DOCOMO, INC. ¥12,298.76

(2) Dividends forecast for the year ending March 31, 2014

  Six months ending September 30, 2013 : ¥ 3,000 (Note 1)

  Year ending March 31, 2014: ¥ 3,000 (Note 2)

(Note  1) Dividends at the end of the first half will be paid according to the number of shares held prior to the implementation of the stock split.

(Note  2) The amount of the dividend has been calculated on a pre-split basis.

(Note  3) The full-year dividend for the fiscal year ending March 31, 2014 (pre-split basis) will be equivalent to ¥6,000 yen.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Fiscal Year Ended March 31, 2013

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense due to active movement of subscribers using the Mobile Number Portability (MNP) system and other factors.

Under these market conditions, we are promoting various initiatives to achieve further growth and create a society where everyone can lead a safe, secure and affluent life in line with our corporate vision, “Pursuing Smart Innovation: HEART.”

Furthermore, based on our Medium-Term Vision 2015: “Shaping a Smart Life” that defines our medium-term management policies, we have taken steps for the reinforcement of our mobile business, and worked on the expansion of new businesses to create new values, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security, convenience and efficiency as a “Partner for a Smart Life,”.

In the fiscal year ended March 31, 2013, in order to reinforce our mobile business, we endeavored to meet the needs of more customers with enrichment of our product lineup including smartphones, expansion of our Xi LTE service coverage and improvement of our billing plans and after-sales support. Additionally, we aggressively promoted the convergence of mobile with various other industries and services in collaboration with external partners in eight new business fields* which were set up with the aim of expanding new businesses.

In addition, we have also strived to provide customers with greater convenience by blending the initiatives undertaken in new business areas and those in our mobile phone business with enrichment of the capabilities and content provided through the “docomo cloud,” which comprise the “dmarket” portal and other components. Also, for the purpose of further improving the services offered on smartphones in cooperation with venture companies, and reinforcing our service development capabilities in new business fields toward the future, in February 2013, we established a venture fund operating company, DOCOMO Innovation Ventures, Inc., and launched an incubation program, “DOCOMO Innovation Village,” to support startups and ventures.

For the fiscal year ended March 31, 2013, while voice revenues in our mobile communications services** decreased by ¥267.3 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes of Use), packet revenues increased by ¥109.3 billion due to an increase in the number of Xi subscriptions and a growth in the user base of smartphones as a result of our active sales promotion. Equipment sales revenues grew by ¥259.2 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers. Other operating revenues grew by ¥128.9 billion owing mainly to an favorable expansion of our new business fields and other measures. Consequently, we recognized operating revenues of ¥4,470.1 billion (an increase of ¥230.1 billion from the previous fiscal year).

Despite our promotion of cost efficiency improvement toward the goal of further strengthening our management structure, operating expenses increased by ¥267.4 billion from the previous fiscal year to ¥3,632.9 billion as a result of costs for measures aimed to expand new businesses as well as increased costs of equipment sold due to an increase in the purchase price per handset and the number of handsets sold to agent resellers.

As a result of the foregoing, although we could not achieve ¥900.0 billion, the original full-year target, we recorded operating income of ¥837.2 billion (a decrease of ¥37.3 billion from the previous fiscal year), and were able to surpass ¥820.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2013.

Income before income taxes and equity in net income (losses) of affiliates was ¥841.7 billion, and net income attributable to NTT DOCOMO, INC. was ¥495.6 billion (an increase of 31.7 billion from the previous fiscal year).

Going forward, while continuing our endeavors to operate a safe, secure and high-quality network to improve customer satisfaction, we will further accelerate the initiatives in both our mobile phone business and new businesses. At the same time, for the steadfast implementation of these measures, we will also steadily promote structural reform to strengthen our managerial foundation.

*	Our eight new business fields are media/content, finance/payment, commerce, medical/healthcare, M2M, aggregation/platform, environment/ecology, and safety/security.
**

With the expansion of initiatives regarding the new business fields, presentation methods of operating revenues in the consolidated statements of income of the fiscal year ended March 31, 2012 and 2013 have been changed. Some elements which were included in conventional “Wireless services” have been reclassified into “Other operating revenues,” and the title “Wireless services” has been changed to “Mobile communications services.”

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

Consolidated results of operations for the fiscal years ended March 31, 2012 and 2013 were as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Operating revenues	¥4,240.0	¥4,470.1	¥230.1	5.4%
Operating expenses	3,365.5	3,632.9	267.4	7.9

Operating income	874.5	837.2	(37.3)	(4.3)
Other income (expense)	2.5	4.5	2.0	79.3

Income before income taxes	877.0	841.7	(35.3)	(4.0)
Income taxes	402.5	337.6	(65.0)	(16.1)

Income before equity in net income (losses) of affiliates	474.4	504.1	29.7	6.3
Equity in net income (losses) of affiliates	(13.5)	(18.8)	(5.3)	(39.3)

Net income	461.0	485.3	24.4	5.3
Less: Net (income) loss attributable to noncontrolling interests	3.0	10.3	7.4	248.4

Net income attributable to NTT DOCOMO, INC.	¥463.9	¥495.6	¥31.7	6.8

EBITDA margin*	37.3%	35.1%	(2.2) point	—

ROCE before tax effect*	16.5%	15.2%	(1.3) point	—

ROCE after tax effect*	9.8%	9.4%	(0.4) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 33.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

<Operating revenues>
	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Mobile communications services	¥3,326.5	¥3,168.5	¥(158.0)	(4.8)%
- Voice revenues	1,541.9	1,274.6	(267.3)	(17.3)
- Packet communications revenues	1,784.6	1,893.9	109.3	6.1
Equipment sales	498.9	758.1	259.2	52.0
Other operating revenues	414.6	543.6	128.9	31.1

Total operating revenues	¥4,240.0	¥4,470.1	¥230.1	5.4%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.

2.

With the introduction of “Other operating revenues” in the fiscal year ended March 31, 2013, some elements (revenues from content and other services) included in conventional “Packet communications revenues” for the fiscal year ended March 31, 2012 have been retroactively reclassified into “Other operating revenues.” The amount of the reclassification for the period is ¥59.2 billion.

<Operating expenses>

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Personnel expenses	¥272.9	¥280.1	¥7.2	2.6%
Non-personnel expenses	2,117.6	2,342.4	224.8	10.6
Depreciation and amortization	684.8	700.2	15.4	2.3
Loss on disposal of property, plant and equipment and intangible assets	40.3	64.2	23.9	59.4
Communication network charges	211.2	207.5	(3.8)	(1.8)
Taxes and public dues	38.8	38.6	(0.2)	(0.5)

Total operating expenses	¥3,365.5	¥3,632.9	¥267.4	7.9%

ARPU and MOU

We newly introduced “Smart ARPU” as a performance indicator that is specifically designed to reflect revenues from new businesses, in addition to conventional “Voice ARPU” and “Packet ARPU” indicators, in the second quarter of the fiscal year ended March 31, 2013.

<Trend of ARPU and MOU>
	Yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Aggregate ARPU*	¥5,140	¥4,840	¥(300)	(5.8)%
Voice ARPU	2,200	1,730	(470)	(21.4)
Packet ARPU	2,590	2,690	100	3.9
Smart ARPU	350	420	70	20.0

MOU* (minutes)	126	117	(9)	(7.1)%

Notes:

1.	ARPU and MOU data for the year ended March 31, 2012 include ARPU and MOU for Cellular (mova) services.

2.

With the introduction of “Smart ARPU,” “Aggregate ARPU” includes “Smart ARPU.” Some elements (revenues from content and other services) included in conventional “Packet ARPU” for the year ended March 31, 2012 have been retroactively reclassified into “Smart ARPU.” The impact of the reclassification is ¥80.

*	See “5. (2) Definition and Calculation Methods of ARPU and MOU” on page 32 for definition and calculation methods.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

ii. Segment Results

Mobile phone business—

During the fiscal year ended March 31, 2013, we worked to deliver state-of-the-art services that are only available from us leveraging our proprietary “docomo cloud” technology, while further enhancing the convenience of our smartphone products with the release of various products including “XperiaTM Z SO-02E,” which is equipped with a large-capacity battery and quad-core CPU for ultra-fast processing.

We also enriched our product lineup to accommodate a diverse range of users without any concerns about safety and security, by launching distinctive models such as the “Raku-Raku Smartphone” designed for maximum ease of use with such features as the “Raku-Raku Touch Panel” that gives the tactile sensation of pressing a physical button, and the “Smartphone for Juniors SH-05E,” an entry-level model equipped with features designed for preteen, first-time smartphone users.

Meanwhile, we also expanded and improved billing options, our service areas and our after-sales support to provide an environment in which our customers will find it easy to use our products and services.

As a result of the foregoing, the total number of smartphone sold in the fiscal year ended March 31, 2013 reached 13.29 million units, and the total number of sp-mode subscribers grew to 18.28 million.

Our total mobile phone subscriptions as of March 31, 2013 grew to 61.54 million, up 1.41 million compared to the number as of March 31, 2012, as a result of brisk smartphone sales. However, the competition with other carriers for the acquisition of net additions remained intense, and the impact of subscriber port-outs using the MNP system expanded. As a consequence, our cellular churn rate for the fiscal year ended March 31, 2013 increased by 0.22 points from the previous fiscal year to 0.82%.

While voice revenues decreased by ¥267.3 billion due mainly to the impacts of penetration of the “Monthly Support” discount program and a decrease in MOU (Minutes of Use), packet revenues increased by ¥109.3 billion due to an increase in the number of Xi subscriptions and a growth in the user base of smartphones as a result of our active sales promotion. Equipment sales revenues grew by ¥259.2 billion due to an increase in wholesale price per unit and an increase in the number of handsets sold to agent resellers.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the fiscal year ended March 31, 2013, were ¥4,275.2 billion (an increase of ¥164.6 billion from the previous fiscal year) and ¥868.3 billion (a decrease of ¥18.0 billion from the previous fiscal year), respectively.

*	Xperia is a trademark or a registered trademark of Sony Mobile Communications AB.

A summary of the principal initiatives in the mobile phone business implemented during the fiscal year ended March 31, 2013, is provided below:

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

<<Promotion of “docomo cloud”>>

Summarized below are the initiatives implemented for the promotion of “docomo cloud,” which allows customers to receive convenient services that are uniquely available from us by accessing our network servers through their smartphones or tablets:

Three key service components of “docomo cloud”:

Description
dmarket	A market that offers a rich suite of digital content such as video, music and electronic books as well as various physical merchandise such as groceries and daily necessities on the cloud
Intelligent service	A cloud-based service that provides intelligent solutions through the use of various advanced technologies such as voice recognition, machine translation and voice synthesis
Storage	A service that allows users to store photographs, videos, phone book and other data on the cloud

<dmarket>

•

We launched the “dgame” mobile gaming platform, which offers a wide variety of games including original titles, and the “dshopping” online shopping service, which handles groceries and other daily necessities. We also continued our efforts to enrich the content of existing services such as the “dvideo” video/movie distribution platform and the number of “dvideo” subscriptions exceeded 4.0 million as of March 31, 2013.

•	We established a joint venture, DOCOMO ANIME STORE, Inc., with Kadokawa Shoten Publishing Co. Ltd. mainly for the purpose of supplying content to “danime store*.”

•	We started support for multiple-device ownership by enabling users to share content purchased via our “dmarket” portal over multiple smartphones or tablets devices with the same ID.

•

We released “dtab,” a Wi-Fi-dedicated tablet preinstalled with a proprietary home screen designed for easy access to our “dvideo” and other services. Moreover, introducing the “SmartTV dstick 01,” a small flash drive-like HDMI device for enjoying “dvideo” and other content on large-screen televisions, we are promoting the “docomo Smart Home” initiative aimed at facilitating the linkage between smartphone and tablets/TV or other home electronics.

*	“danime store” is a trademark of KDDI Corporation.

<Intelligent Service>

•

We launched “Mail-Hon’yaku-Concier” service, an application that automatically translates text messages between Japanese and foreign languages, the “Utsushite-Hon’yaku,” a service that translates text captured by the camera of the smartphone, and “Hanashite Hon’yaku*” automatic translation service which converts the speech spoken to the phone into the desired language.

•	As of March 31, 2013, our voice agent application “Shabette Concier” garnered over 10 million installations and approximately 340 million accesses on a cumulative basis.

*

“Hanashite Hon’yaku” received the Grand Prix prize in the CEATEC INNOVATION AWARDS “As Selected by U.S. Journalists” at CEATEC JAPAN 2012, and the “GSMA Global Mobile Awards 2013: Best Network Product or Solution for Serving Customers” at the GSMA Mobile World Congress 2013.

<Storage>

•	We launched the “Photo Collection” service that allows users to save photographs and videos to cloud storage, which can be browsed and edited not only from smartphones and tablets, but also from PCs.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

•	We commenced the “docomo denwacho” cloud-based phonebook data storage service, which enables easy production of backup data and transfer of phonebook data upon the replacement to a new handset.

<<Enrichment of Billing Plans>>

To respond to users’ diversified needs, smartphones, tablets and data-only devices, we introduced new flat-rate billing plans and price promotions as described below:

•

We launched “Xi Pake-hodai Light” (a flat-rate billing plan for packet access via Xi LTE phones) and “Xi Data Plan Light Ninen*1” (a flat-rate billing plan with a two-year contract for Xi LTE-enabled data-only devices). Both packages enable economical data use of up to 3GB for a flat rate of ¥4,935 per month.

•

We introduced “Raku Raku Pake-hodai,” a flat-rate billing plan for packet access from a “Raku Raku Smartphone,” and the “Xi Pake-hodai for Juniors” plan that allows users of “Smartphone for Juniors SH-05E” to use a flat-rate packet communications service for a flat monthly rate of ¥2,980.

•

We introduced the “Plus Xi-wari campaign*2,” which offers discounts on basic monthly charges to users if they subscribe to the “Xi Data Plan Flat (including Ninen type)” package for their second mobile device such as tablets.

•

In addition to above initiatives, we offered a number of limited-time discount programs based on their respective subscription contract, including, among others, “Xi Start Campaign 2,” “Xi Smartphone Discount” “Over 10 years Xi Smartphone Discount,” “Kids Discount,” “Family Set Discount,” “Student-Family Bundle Discount” and “Ouen Student Discount 2013” campaigns.

*1	We also introduced “Xi Data Plan Light” (a flat-rate billing plan for Xi LTE-enabled data-only devices).
*2	Requires using a smartphone or other devices with packet flat-rate billing plan

<<Expansion of Service Areas>>

To operate a safe, secure and high-quality network, we have been working on the expansion of Xi LTE service areas to enable high-speed and large-capacity communications. During the fiscal year ended March 31, 2013, we focused on coverage expansion and speed enhancement prioritizing areas with strong demand for service, undertaking the following actions:

•

We further expanded Xi LTE coverage, focusing primarily on prefectural capitals and other major cities, and upgraded Xi’s maximum downlink transmission speed to 112.5Mbps in 33 cities across Japan to deliver ultra-high-speed connections.

•

We worked to provide Xi LTE coverage in various subway systems across Japan, including the entire railway sections of the Tokyo Metro and Toei Subway systems* and by March 31, 2013, we completed Xi LTE rollout in 412 stations and 500 inter-station railway sections.

•	We started to provide Xi LTE service in all 97 stations of the Tokaido, Sanyo, Tohoku, Jyoetsu, Yamagata, Akita, Nagano and Kyusyu Shinkansen and 53 major airports across Japan.

•	We developed and started installation of “Xi Femto cell” super-compact base station equipment compatible with both LTE and 3G systems.

•	We started “Home Wi-Fi,” a service that offers wireless LAN routers on a rental basis to enable users to set up home Wi-Fi environments.

•

We increased the roll-out of “docomo Wi-Fi” public wireless LAN service primarily in large-scale commercial facilities, restaurant/cafe chains, convenience stores and other locations to enable high-speed and large-capacity data communications via user’s smartphones and other devices. We also launched “docomo Wi-Fi forever free” campaign, under which the fee for using “docomo Wi-Fi” service is waived.

•

We submitted an application to the Ministry of Internal Affairs and Communications and received approval for the establishment of specified base stations using the 700MHz frequency band to ensure stable delivery of higher transmission speeds and more convenient services to customers.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

*	Connection is not available in the section between Kotake-Mukaihara and Senkawa Stations on the Tokyo Metro Yurakucho and Fukutoshin Lines due to construction work on connection lines.

<<After-Sales Support Effort>>

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

We upgraded the “docomo Anshin Scan” anti-virus service for smartphones and started offering “Network Security Anshin Pack,” which combines this virus protection service with the virus check service for sp-mode mail.

•

We opened a new dedicated call center for operation of smartphones and other devices in Sendai, in addition to the call centers in Tokyo and Osaka, to establish a structure that enables quick response to customer inquiries.

•

The total number of subscribers to the “Smartphone Anshin Remote Support,” which provides customers with professional assistance concerning the operation of smartphone or other devices from our call center staff who can monitor the handset screen status from remote locations, reached 2.5 million as of March 31, 2013.

•	The total number of field staff dispatched in response to request for quality surveys or coverage improvement reached approximately 69,000 cases in the fiscal year ended March 31, 2013.

•

Total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service that covers handset issues such as loss, water exposure and total damage, reached 37.48 million as of March 31, 2013. With a simple telephone call, a replacement handset of the same model and color as the original one (refurbished handset* and new battery pack) is delivered directly to the customer.

*	Refurbished products are handsets collected from customers that have been repaired, had their external covers replaced, undergone quality checks, and then reset to the same state as a new product.

<<Initiatives for Corporate Marketing>>

We have implemented the following initiatives, mainly through “docomo cloud,” to offer new value for the businesses of our corporate clients:

•	We upgraded our nationwide internal line connection service, “Office Link,” by adding the “Virtual PBX Type” cloud-based PBX* capabilities.

•	We started offering “Conversation Recording Service,” an enterprise service that automatically records and stores on the cloud the voice conversations made via feature phones and smartphones.

•	We entered into a business collaboration agreement with Microsoft Japan Co., Ltd for joint promotion of tablet devices in the enterprise market.

*	PBX: Private Branch Exchange

<<Global Business Expansion>>

To further expand our international communication services and facilitate overseas business deployment, the following measures were implemented:

•	The number of countries/regions in which international roaming for each service was available (as of March 31, 2013):

- Voice/short message service (SMS): 225 countries/regions

- Packet communications service: 203 countries/regions

- Videophone service: 54 countries/regions

•	We launched “WORLD WING Wi-Fi,” which enables “Global Pake-hodai” service users to use public wireless LAN services overseas.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

•

To improve the convenience of international roaming service users, we promoted three-party (Japan-China-Korea) cooperation with China Mobile Communications Corporation, China’s largest mobile operator, and KT Corporation, Korea’s leading telecommunications service provider, and developed common specifications for NFC*[3] roaming services. The three parties also agreed to collaborate for the enrichment of inbound Wi-Fi roaming service.

•	We launched the Chinese version of “dgame” gaming service on China’s largest premium applications store, “Mobile Market,” operated by China Mobile Communications Corporation.

•

We successfully concluded a tender offer for Buongiorno S.p.A. in Italy, a provider of mobile Internet content and applications in Europe and elsewhere, and made it a wholly-owned subsidiary with the aim of further expanding our platform service offerings in markets outside Japan.

*

NFC: Near Field Communications. An international standard for wireless connection that enables data exchange with contactless IC cards or machine-to-machine communications over a short range of several centimeters.

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	March 31, 2012	March 31, 2013	Increase (Decrease)
Cellular services	60,129	61,536	1,407	2.3%
Cellular (Xi) services	2,225	11,566	9,341	419.8
Cellular (FOMA) services	57,905	49,970	(7,935)	(13.7)
packet flat-rate services	36,295	38,704	2,409	6.6
i-mode services	42,321	32,688	(9,634)	(22.8)
sp-mode services	9,586	18,285	8,698	90.7
i-channel services	16,124	13,815	(2,309)	(14.3)
i-concier services	5,672	8,868	3,196	56.3

Notes:

1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Number of handsets sold	22,089	23,555	1,466	6.6%
Cellular (Xi) services
New Xi subscription	1,206	2,840	1,634	135.5
Change of subscription from FOMA	1,056	6,995	5,939	562.3
Xi handset upgrade by Xi subscribers	37	653	616	—
Cellular (FOMA) services
New FOMA subscription	5,168	4,575	(593)	(11.5)
Change of subscription from Xi	833	29	(805)	(96.6)
FOMA handset upgrade by FOMA subscribers	13,786	8,463	(5,323)	(38.6)

Churn Rate	0.60%	0.82%	0.22 point	—

Notes:

1.	Number of handsets sold and churn rate for the year ended March 31, 2012 includes number of mova handsets sold and churn of subscriptions to Cellular (mova) services.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Operating revenues from mobile phone business	¥4,110.6	¥4,275.2	¥164.6	4.0%
Operating income from mobile phone business	886.3	868.3	(18.0)	(2.0)

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

All other businesses—

The principal actions undertaken in all other businesses are summarized below:

<<Promotion of the Credit Services>>

•

We agreed on a business alliance with MasterCard Worldwide to expand the locations where our mobile credit brand “iD” can be used around the world, toward the goal of realizing new forms of mobile payment services.

•

We continually worked to increase the number of merchants accepting payments via our “iD” credit brand, including our efforts to expand the acceptance at convenience stores. The total number of “iD” reader terminals installed grew to 0.48 million units, and the total number of “iD” subscribers was 18.17 million.

•	We worked to enhance and promote subscriptions to our credit services such as “DCMX” and “DCMX Gold,” and the combined subscriptions to “DCMX” services reached 13.85 million.

<<New Investments and Alliances Aimed for Service Expansion>>

Major Invested company or Alliance partner	Principal initiatives
docomo Healthcare, Inc.	We established docomo Healthcare, Inc. jointly with OMRON HEALTHCARE Co. Ltd. for the purpose of providing users with total health support.
Tower Records Japan Inc.

We turned Tower Records Japan Inc. into a subsidiary to propel the provision of value-added services leveraging the synergies of our respective track record, experience and know-how in mobile communications business and music entertainment.

MAGASeek Corporation

We launched a tender offer to acquire the issued common shares of MAGASeek Corporation, an operator of “MAGASEEK” fashion website, with the aim of expanding the service portfolio of the “dmarket” portal, and turned it into a subsidiary.

ABC Cooking Studio Co. Ltd.

We entered into a cooperation agreement with ABC Cooking Studio Co. Ltd. in the areas of learning and health, with the aim of providing customers with lifestyle support mainly through diet and cooking assistance.

<<Business Deployment by Subsidiaries>>

Major subsidiaries	Principal initiatives
OAK LAWN MARKETING, INC.

—      We started handling the merchandise of OAK LAWN MARKETING, INC. on our “dshopping” mobile shopping site.

—      We started granting “docomo Premier Club” points to customers who made a purchase on the official smartphone website of “Shop Japan” home shopping service.

Radishbo-ya Co., Ltd.

—      We started handling the merchandise of Radishbo-ya Co., Ltd. on our “dshopping” mobile shopping site.

—      We started handling subscription contracts for Radishbo-ya premium home delivery service at docomo Shops, aiming to strengthen its sales taking advantage of our mobile phone subscriber base.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

D2C Inc.

—      We worked to strengthen the sales of advertisement for smartphones, such as the advertisements for the “dmarket” portal.

—      We started the sales of advertisement for “message S (message special)” service, an advertisement distribution service for smartphones.

mmbi, Inc.

—      We produced original programs for the “NOTTV” multimedia broadcasting service for smartphones linking them with social media and other communication services, and expanded the “NOTTV” service coverage to 33 prefectures nationwide.

—      As of March 31, 2013, the number of “NOTTV”-compatible handsets reached 21 models, and the total number of subscriptions was 0.68 million.

As a result, operating revenues from all other businesses for the fiscal year ended March 31, 2013 were ¥195.0 billion (an increase of ¥65.5 billion from March 31, 2012). Operating expenses from all other businesses were ¥226.1 billion (an increase of ¥84.8 billion) and operating loss from all other businesses was ¥31.1 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Operating revenues from all other businesses	¥129.4	¥195.0	¥65.5	50.6%
Operating income (loss) from all other businesses	(11.9)	(31.1)	(19.3)	(162.0)

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(Reference) Initiatives Undertaken in New Businesses

Each of our business segments (mobile phone business and all other businesses) includes undertakings in eight new business fields. The principal services of each field of business are as described below:

Business fields	Principal services (alliance partners)
Media/Content	“dvideo,” “dmusic,” “dhits,” “dbook,” “danime store,” “dgame,” “NOTTV” (mmbi, Inc.), mobile advertisement (D2C Inc.), and other services
Finance/Payment	Mobile credit services, “Mobile Phone Protection and Delivery” service, and other services
Commerce	“dshopping,” home shopping service (OAK LAWN MARKETING, INC., MAGASeek Corporation and Radishbo-ya Co., Ltd.), music software sales (Tower Records Japan Inc.), and other services
Medical/Healthcare	Healthcare support services (docomo Healthcare, Inc.)
M2M	“Otayori Photo” service, “docomo DriveNet,” PlayStation®Vita* and other services
Aggregation/Platform	Mobile content distribution, platform services (net mobile AG, Buongiorno S.p.A.) and other services
Environment/Ecology	Environment sensor network, bicycle sharing and other services
Safety/Security	“Smartphone Anshin Remote Support,” “Network Security Anshin Pack” and other services

*	PlayStation is a registered trademark of Sony Computer Entertainment Inc.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

iii. Stable Operation of Communications Network

To fulfill our mission, as an operator of vital social infrastructure, of ensuring communications that connect people, we have been working on the construction of communication infrastructure that can function properly even in the event of a large-scale disaster.

In addition, we have also employed measures to ensure stable network operations, adapting to the changes in communications environment associated with the rapid proliferation of smartphones and addition of cloud service.

<<Measures for Disaster Preparedness>>

•

To prepare for possible large-scale disasters in the future, such as an earthquake directly striking the Metropolis of Tokyo, we have moved ahead with the dispersion of important communications facilities previously concentrated in the Metropolitan area. During the fiscal year ended March 31, 2013, we established a backup center for our smartphone packet communications platform in Kyushu and a backup center for the storage of customer data in Kansai.

•

We started furnishing our base stations with fuel cells that are more compact and lightweight than heretofore as an emergency power source that can supply power for over 40 hours in the event of a disaster. As a new countermeasure against long-term power outage, we introduced remotely-controlled energy-saving mechanisms.

•

With the aim of ensuring communications in cases of natural disasters such as earthquakes or torrential rain or events with massive public turnout, we introduced mobile base station vehicles compatible with our high-speed Xi LTE service (maximum downlink speed: 75Mbps).

•

With the “NTT DOCOMO Group Comprehensive Disaster Drill,” which is conducted annually in cooperation with designated administrative institutions, we verify and confirm the procedures for securing communications and restoring damaged communications and other facilities in the event of a disaster through the setting and operation of equipment that we newly introduced in light of the lessons learned from the experience of the Great East Japan Earthquake of 2011.

•	We also carried out verification experiments toward the commercialization of disaster-resilient, environment friendly “Green Base Stations.”

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

<<Response to Series of Service Interruptions>>

•

As described below, by December 31, 2012, we completed the implementation of all measures aimed at preventing the recurrence of a series of service interruptions reported during the period between June 2011 and January 2012.

Countermeasures		Details of countermeasures	Completion Date
Processing Capacity	Packet Switching Equipment	Installation of packet-switching equipment based on results of processing-capacity inspections	April 2012
		Enhanced processing capacity of a new version of packet switching equipment	August 2012
	sp-mode system	Introduction of newly developed mail information server	February 2012
		Improved software and installation of network equipment responding to the increasing number of smartphones	December 2012
	Traffic overload	Rerouted processing away from malfunctioning channels	April 2012
		Rerouted processing when service control equipment switches to backup equipment	August 2012
	Increased Control Signal	Changes in radio connection procedures to allow the transmission of multiple applications with a single wireless connection	November 2012

Processing Mode		Change in connection procedures of sp-mode and mopera (new procedures that do not cause IP address conflicts)	March 2012
		Introduction of function to prevent problems with user identification information during processing	January 2012

Quality of Software		Maintenance of development documents and enforcement of test	March 2012

Quality of Construction

Classification of the importance of each construction project by the impact on customers, sharing information within company to increase preparedness, ensuring procedures for unforeseen circumstances during constructions

February 2012
		Formulation of rules on construction time slot depending on the nature of the construction to minimize impact on customers	February 2012

In response to the service interruption incidents that occurred during the fiscal year ended March 31, 2013, we completed the implementation of countermeasures such as the reinforcement of our communication facilities and processing capability enhancement and correction of errors on the part of other carriers operating the facilities that caused the problem. Furthermore, we will continuously endeavor to ensure stable operation of our communications network, employing additional measures including those aimed at improving the quality of our construction works and software.

Going forward, we will strive even further to enhance the reliability of our communications network to ensure safe and secure use for our customers.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

iv. Trend of Capital Expenditures

The principal capital investments made during the fiscal year ended March 31, 2013 are summarized below.

<< Expansion of Telecommunications Facilities>>

•

We improved the Xi LTE services area, while moving forward with a significant increase in the number of base stations, and continued further quality enhancements for FOMA services areas. As a result, the total number of Xi LTE base stations reached 24,400, up 17,400 compared to March 31, 2012. The total number of FOMA outdoor and indoor base stations was 68,800 and 33,900, respectively.

•

We moved ahead with the reinforcement of our network facilities to respond to the increase in data traffic resulting from the expanded adoption of smartphones and migration of subscribers to Xi LTE service.

•

We tackled the reinforcement of our “docomo cloud” servers and other platform elements to deliver various intelligent services such as “Shabette Concier” voice agent or “Hanashite Hon’yaku” speech translation services.

<<Initiatives Aimed for Efficiency and Cost Reduction>>

•

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through integration and/or capacity expansion of our existing equipment, efficiency improvement of construction works and reduction of equipment procurement costs.

•

We also structured our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environment and geography, data transmission volume and other factors when establishing base stations.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2013, increased by 3.7% from the previous fiscal year to ¥753.7 billion.

<Capital expenditures>

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Total capital expenditures	¥726.8	¥753.7	¥26.8	3.7%
Mobile phone business	561.7	606.1	44.5	7.9
Other (including information systems)	165.2	147.5	(17.6)	(10.7)

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

v. Prospects for the Fiscal Year Ending March 31, 2014

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2014.

Our operating revenues for the fiscal year ending March 31, 2014 are expected to be ¥4,640.0 billion, an increase of ¥169.9 billion from the previous fiscal year, reflecting continuing growth in packet revenues driven by accelerating the migration to Xi smartphones, equipment sales revenues by promoting smartphones sales, and Other operating revenues such as dmarket, offsetting revenue reduction primarily caused by the growth in subscription numbers of the “Monthly Support” discount program. Our operating expenses are expected to be ¥3,800.0 billion, an increase of ¥167.1 billion from the previous fiscal year. Although we continue efforts aimed at further cost efficiency, operating expenses are expected to increase primarily caused by the growth in the number of Xi LTE base stations for quality enhancements, actions aimed for expanding future revenues, and an increase in cost of equipment sold driven by the growth in handset sales. Accordingly, operating income is estimated to be ¥840.0 billion, an increase of ¥2.8 billion from the previous fiscal year.

	Billions of yen
	Year ended March 31, 2013 (Actual results)	Year ending March 31, 2014 (Forecasts)	Increase (Decrease)
Operating revenues	¥4,470.1	¥4,640.0	¥169.9	3.8%
Operating income	837.2	840.0	2.8	0.3
Income before income taxes	841.7	850.0	8.3	1.0
Net income attributable to NTT DOCOMO, INC.	495.6	510.0	14.4	2.9
Capital expenditures	753.7	700.0	(53.7)	(7.1)
Adjusted free cash flows excluding the effects of irregular factors, the effect of transfer of receivables, and changes in investments for cash management purposes*	225.6	400.0	174.4	77.3
EBITDA*	1,569.3	1,588.0	18.7	1.2
EBITDA margin*	35.1%	34.2%	(0.9)point	—
ROCE before tax effect*	15.2%	14.6%	(0.6)point	—
ROCE after tax effect*	9.4%	9.0%	(0.4)point	—

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 33.

Notes:

1.

The mobile telecommunications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(2) Financial Review

i. Financial Position

	Billions of yen
	March 31, 2012	March 31, 2013	Increase (Decrease)
Total assets	¥6,948.1	¥7,228.8	¥280.7	4.0%
NTT DOCOMO, INC. shareholders’ equity	5,062.5	5,427.6	365.0	7.2
Liabilities	1,839.3	1,759.2	(80.2)	(4.4)
Including: Interest bearing liabilities	256.7	253.8	(2.9)	(1.1)

Shareholders’ equity ratio (1)	72.9%	75.1%	2.2 point	—
Market equity ratio (2)*	82.0%	81.5%	(0.5) point	—
Debt ratio (3)	4.8%	4.5%	(0.3) point	—

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Market equity ratio = Market value of total share capital** / Total assets
	(3)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 33.
**	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.

ii. Cash Flow Conditions

For the fiscal year ended March 31, 2013, net cash provided by operating activities was ¥ 932.4 billion, a decrease of ¥178.2 billion (16.0%) from the previous fiscal year, mainly because of an increase of fund-provision in relation to installment receivables for subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥701.9 billion, a decrease of ¥272.7 billion (28.0%) from the previous fiscal year. This was mainly due to a decrease in purchases of short-term investments of more than three months for cash management purpose.

Net cash used in financing activities was ¥261.0 billion, a decrease of ¥117.6 billion (31.1%) from the previous fiscal year. This was mainly due to a decrease in payments to long-term debt.

The balance of cash and cash equivalents was ¥493.7 billion as of March 31, 2013, a decrease of ¥28.4 billion (5.4%) from the previous fiscal year end.

	Billions of yen
	Year ended March 31, 2012	Year ended March 31, 2013	Increase (Decrease)
Net cash provided by operating activities	¥1,110.6	¥932.4	¥ (178.2)	(16.0)%
Net cash used in investing activities	(974.6)	(701.9)	272.7	28.0
Net cash provided by (used in) financing activities	(378.6)	(261.0)	117.6	31.1
Free cash flows (1)	136.0	230.5	94.5	69.5
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3), and changes in investments for cash management purposes (4)*	503.5	225.6	(277.9)	(55.2)

Liabilities to cash flow ratio (5)	20.4%	24.7%	4.3 point	—
Interest coverage ratio (6)	430.4	558.4	128.0	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
	(3)	Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION
	(4)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months
	(5)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables)
	(6)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables) / Interest paid**
*	See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 33.
**	Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “4. (4) Consolidated Statements of Cash Flows” on page 28.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(3) Profit Distribution

i. Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, we plan to pay dividends by taking into account our consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen our financial position and secure internal reserves. We will also continue to take a flexible approach regarding share repurchases. We intend to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of our total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times.

In addition, we will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. We will endeavor to boost our corporate value by introducing new technologies, offering new services and expanding our business fields through alliances with new partners.

ii. Dividend

We paid ¥3,000 per share as an interim dividend for the six months ended September 30, 2012 and plans to pay a year-end dividend of ¥3,000 per share, resulting in a total annual dividend of ¥6,000 per share for the year ended March 31, 2013.

iii. Prospect for the next fiscal year

We expect to pay an interim dividend of ¥3,000 and a year-end dividend of ¥30 per share for the year ending March 31, 2014. The year-end dividend forecast takes into account 1:100 stock split with the effective date of October 1, 2013. If adjusted to reflect the number of shares prior to the stock split, the total annual dividend amount will be equivalent to ¥6,000 per share, consisting of an interim dividend of ¥3,000 and a year-end dividend of ¥3,000.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(4) Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot develop as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe upon the intellectual property rights of others. In addition, the illicit use of the intellectual property rights owned by our corporate group could reduce the license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunication may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

2. Condition of the Corporate Group

We primarily engage in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.

NTT DOCOMO, INC. (the “Company”), its 180 subsidiaries and 30 affiliates constitute the NTT DOCOMO group (“DOCOMO group”) and operate business.

The segments of the DOCOMO group and the corporate position of each group company are as follows:

[Segment Information]

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi and FOMA) services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, music software sales, Internet access service for hotel facilities, mobile advertisement business, etc.

[Position of Each Group Company]

(1)	The Company engages in mobile phone and other businesses in Japan.

(2)

25 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)

There are 155 other subsidiaries and 30 affiliates, including entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

The following chart summarizes the description above:

As of March 31, 2013

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

3. Management Policies

(1) Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” we are expanding our core business centered on FOMA 3G and Xi LTE services, as well as developing more diverse mobile multimedia services both for daily life and business. We are also taking steps to maximize our corporate value to heighten the trust and value that shareholders and customers place in us.

(2) Target Management Indicators

As Japan’s mobile telecommunications market continues to mature, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities). The group will exert its utmost efforts to maintain EBITDA margin of at least 35% and achieve ROCE of at least 20% and attempt to maximize its corporate value.

Notes:

•	EBITDA margin = EBITDA / Operating revenues
•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment
•	ROCE = Operating income / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

NTT DOCOMO, INC. shareholders’ equity and interest bearing liabilities are the average of the amounts at the end of the current fiscal year and the previous fiscal year.

(3) Medium- and Long-Term Management Strategies

We developed our Medium-Term Vision 2015 “Shaping a Smart Life” to present the clear steps and initiatives to be implemented in the period between the fiscal year ended March 31, 2012 and the fiscal year ending March 31, 2016. For details concerning the Medium-Term Vision 2015, please see our earnings release for the fiscal year ended March 31, 2012 (announced on April 27, 2012). No changes have been made to the descriptions contained in said earnings release, which can be obtained via the following URL:

(NTT DOCOMO home page) http://www.nttdocomo.co.jp/english/corporate/ir/index.html

(4) Issues to be Addressed by the Group

We have been engaged in “proceeding toward an Integrated Service Corporation” in order to steadfastly implement Medium-Term Vision 2015 “Shaping a Smart Life.” Going forward, we will set forth the new theme “Partner for a Smart Life” in order to make the vision more clearly understood and engage in furthering the process. We, as a “Partner for a Smart Life,” will deliver to customers “appropriate information” selected from “overflowed information” throughout the world in a timely manner and support the lives of our customers to impart a sense of safety, security, convenience and efficiency. Moreover, while we will endeavor to bring customers maximum value by not only providing the platform for services but also transforming ourselves into a service provider, we will also construct an environment where customers can freely use the services through “docomo ID” without concerns as to the type of networks or devices. In the fiscal year ending March 31, 2014, we will focus on “expansion of smartphone user base” and “creation of new revenue sources leveraging ‘docomo cloud’ as a core.” We will also facilitate the “transformation and reorganization of our business structure” to ensure these actions.

23

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(4)-i Maintenance/Expansion of Smartphone User Base

To enhance customer convenience, we will strive to offer devices, network and services that are easy to understand and use for our customers.

Devices:

To boost the attractiveness or our devices, we will undertake such measures as clarifying the recommended products by using the keywords “easy to understand and easy to choose,” while extending the battery hours and making other functional improvements.

Network:

We will seek to realize “outstanding connectivity and usability” by focusing on the enhancement of Xi LTE network quality to provide users with high-quality mobile communications experience. In addition, we will also strive for the provision of a comfortable mobile communications environment through the combined use of Wi-Fi services.

Services:	For smart phone usage, we will proceed with the provision of an assortment of popular services and further enhancement of “dmarket” using the keywords “affordable and worry-free use.”

(4)-ii Creation of New Revenue Sources Leveraging “docomo cloud” as a Core

Leveraging “docomo cloud” services, which consist of the three key components of “dmarket” portal, “Intelligent services” and “Storage” capabilities, we plan to provide customers with a wide range of products and services thereby bringing enhanced safety, security, and convenience and the latest technology to people’s everyday lives and businesses.

Our goal is to accelerate the realization of “Smart Life” by combining these “docomo cloud” capabilities with the initiatives undertaken in the eight new business areas.

Furthermore, we decided to tackle “health” as a high-priority project for the future in light of its importance in our lives and society. To this end, we established docomo Healthcare, Inc., a joint venture with OMRON HEALTHCARE Co. Ltd., and launched a new mobile healthcare platform dubbed “watashi-move” in April 2013. The platform stores and analyzes user’s body data using mobile devices such as smartphones and health appliances to provide users with healthcare services and products most suited to their conditions in collaboration with alliance partners.

With respect to our global business, we will continue to pursue alliances with overseas carriers, while aggressively promoting platform businesses leveraging the vast contacts with customers and business partners as well as know-how that we have accumulated over the years.

(4)-iii Enhancing the Business Foundation with Structural Innovations

As part of our structural reform, we will thoroughly seek efficiency improvement in our mobile phone business through aggressive promotion of key products and other measures in an effort to reinforce our cost competitiveness. Furthermore, we will review every aspect of our business operation to improve speed and efficiency and allocate resources to new business areas to improve the productivity of the entire DOCOMO Group.

In order to bring about structural innovations, besides strengthening cost competitiveness by seeking in-depth efficiency improvement in our mobile phone business, all our businesses will come under review with the establishment of the Smart-life Business Division in July 2013 as a starting point. According to this organizational change, we will promote the establishment and expansion of services by accelerating the speed with which we provide services.

Leveraging the strong business foundation that we have constructed together with customers, we will work in unison toward the shared goal of becoming a corporate group that can earn the trust, by continually undertaking measures that allow them to continue using our services without any concerns.

Considering shareholder returns as one of the most important issues in our corporate management, we will strive to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

24

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2012		March 31, 2013		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥522,078		¥493,674		¥(28,404)
Short-term investments	371,504		41,762		(329,742)
Accounts receivable	963,001		260,342		(702,659)
Receivables held for sale	—		638,149		638,149
Credit card receivables	189,163		194,607		5,444
Other receivables	47,014		289,849		242,835
Allowance for doubtful accounts	(23,550)		(16,843)		6,707
Inventories	146,563		180,736		34,173
Deferred tax assets	76,858		70,784		(6,074)
Prepaid expenses and other current assets	65,630		83,442		17,812

Total current assets	2,358,261	33.9%	2,236,502	30.9%	(121,759)

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951		5,151,686		(549,265)
Buildings and structures	867,553		882,165		14,612
Tools, furniture and fixtures	520,469		532,506		12,037
Land	199,802		200,382		580
Construction in progress	133,068		127,592		(5,476)
Accumulated depreciation and amortization	(4,885,546)		(4,334,047)		551,499

Total property, plant and equipment, net	2,536,297	36.5%	2,560,284	35.4%	23,987

Non-current investments and other assets:
Investments in affiliates	480,111		352,025		(128,086)
Marketable securities and other investments	128,389		371,569		243,180
Intangible assets, net	680,831		691,651		10,820
Goodwill	204,890		217,640		12,750
Other assets	255,747		560,139		304,392
Deferred tax assets	303,556		239,015		(64,541)

Total non-current investments and other assets	2,053,524	29.6%	2,432,039	33.7%	378,515

Total assets	¥6,948,082	100.0%	¥7,228,825	100.0%	¥280,743

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428		¥70,437		¥(4,991)
Short-term borrowings	733		12,307		11,574
Accounts payable, trade	738,783		705,724		(33,059)
Accrued payroll	55,917		55,961		44
Accrued interest	767		713		(54)
Accrued income taxes	150,327		135,418		(14,909)
Other current liabilities	132,048		150,300		18,252

Total current liabilities	1,154,003	16.6%	1,130,860	15.6%	(23,143)

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519		171,022		(9,497)
Accrued liabilities for point programs	173,136		140,855		(32,281)
Liability for employees’ retirement benefits	160,107		171,221		11,114
Other long-term liabilities	171,546		145,202		(26,344)

Total long-term liabilities	685,308	9.9%	628,300	8.7%	(57,008)

Total liabilities	1,839,311	26.5%	1,759,160	24.3%	(80,151)

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680		949,680		—
Additional paid-in capital	732,592		732,609		17
Retained earnings	3,861,952		4,117,073		255,121
Accumulated other comprehensive income (loss)	(104,529)		5,381		109,910
Treasury stock, at cost	(377,168)		(377,168)		—
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527		5,427,575		365,048
Noncontrolling interests	46,244		42,090		(4,154)

Total equity	5,108,771	73.5%	5,469,665	75.7%	360,894

Total liabilities and equity	¥6,948,082	100.0%	¥7,228,825	100.0%	¥280,743

25

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Year ended March 31, 2012		Year ended March 31, 2013		Increase (Decrease)
Operating revenues:
Mobile communications services	¥3,326,493		¥3,168,478		¥(158,015)
Equipment sales	498,889		758,093		259,204
Other operating revenues	414,621		543,551		128,930

Total operating revenues	4,240,003	100.0%	4,470,122	100.0%	230,119

Operating expenses:
Cost of services (exclusive of items shown separately below)	893,943		1,003,497		109,554
Cost of equipment sold (exclusive of items shown separately below)	695,008		767,536		72,528
Depreciation and amortization	684,783		700,206		15,423
Selling, general and administrative	1,091,809		1,161,703		69,894

Total operating expenses	3,365,543	79.4%	3,632,942	81.3%	267,399

Operating income	874,460	20.6%	837,180	18.7%	(37,280)

Other income (expense):
Interest expense	(2,774)		(1,786)		988
Interest income	1,376		1,587		211
Other, net	3,896		4,677		781

Total other income (expense)	2,498	0.1%	4,478	0.1%	1,980

Income before income taxes	876,958	20.7%	841,658	18.8%	(35,300)

Income taxes:
Current	339,866		304,557		(35,309)
Deferred	62,668		33,014		(29,654)

Total income taxes	402,534	9.5%	337,571	7.5%	(64,963)

Income before equity in net income (losses) of affiliates	474,424	11.2%	504,087	11.3%	29,663

Equity in net income (losses) of affiliates, net of applicable taxes	(13,472)	(0.3)%	(18,767)	(0.4)%	(5,295)

Net income	460,952	10.9%	485,320	10.9%	24,368

Less: Net (income) loss attributable to noncontrolling interests	2,960	0.0%	10,313	0.2%	7,353

Net income attributable to NTT DOCOMO, INC.	¥463,912	10.9%	¥495,633	11.1%	¥31,721

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,467,601		41,467,601		—

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,187.34		¥11,952.29		¥764.95

Consolidated Statements of Comprehensive Income

	Millions of yen
	Year ended March 31, 2012		Year ended March 31, 2013		Increase (Decrease)
Net income	¥460,952		¥485,320		¥24,368
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	3,895		75,614		71,719
Change in fair value of derivative instruments, net of applicable taxes	(2)		45		47
Foreign currency translation adjustment, net of applicable taxes	(28,998)		39,124		68,122
Pension liability adjustment, net of applicable taxes	(2,483)		(4,742)		(2,259)

Total other comprehensive income (loss)	(27,588)		110,041		137,629

Comprehensive income	433,364		595,361		161,997
Less: Comprehensive (income) loss attributable to noncontrolling interests	2,974		10,182		7,208

Comprehensive income attributable to NTT DOCOMO, INC.	¥436,338	10.3%	¥605,543	13.5%	¥169,205

26

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(3) Consolidated Statements of Shareholders’ Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

Cash dividends declared to NTT DOCOMO, INC. shareholders			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Acquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Comprehensive income
Net income			463,912			463,912	(2,960)	460,952
Unrealized holding gains (losses) on available-for-sale securities				3,895		3,895	(0)	3,895
Change in fair value of derivative instruments				(2)		(2)		(2)
Foreign currency translation adjustment				(28,984)		(28,984)	(14)	(28,998)
Pension liability adjustment				(2,483)		(2,483)	0	(2,483)

Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

Cash dividends declared to NTT DOCOMO, INC. shareholders			(240,512)			(240,512)		(240,512)
Cash distributions to noncontrolling interests						—	(4)	(4)
Acquisition of new subsidiaries						—	6,957	6,957
Changes in interest in subsidiaries		17				17	(1,045)	(1,028)
Others						—	120	120
Comprehensive income
Net income			495,633			495,633	(10,313)	485,320
Unrealized holding gains (losses) on available-for-sale securities				75,611		75,611	3	75,614
Change in fair value of derivative instruments				45		45		45
Foreign currency translation adjustment				38,994		38,994	130	39,124
Pension liability adjustment				(4,740)		(4,740)	(2)	(4,742)

Balance at March 31, 2013	¥949,680	¥732,609	¥4,117,073	¥5,381	¥(377,168)	¥5,427,575	¥42,090	¥5,469,665

27

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2012	Year ended March 31, 2013
Cash flows from operating activities:
Net income	¥460,952	¥485,320
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	684,783	700,206
Deferred taxes	52,176	20,602
Loss on sale or disposal of property, plant and equipment	24,055	31,878
Impairment loss on marketable securities and other investments	4,030	10,928
Equity in net (income) losses of affiliates	24,208	30,710
Dividends from affiliates	12,052	7,583
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(198,538)	706,742
(Increase) / decrease in receivables held for sale	—	(638,149)
(Increase) / decrease in credit card receivables	(14,584)	(8,646)
(Increase) / decrease in other receivables	2,359	(229,252)
Increase / (decrease) in allowance for doubtful accounts	5,388	(7,024)
(Increase) / decrease in inventories	245	(22,375)
(Increase) / decrease in prepaid expenses and other current assets	(2,021)	(12,564)
(Increase) / decrease in non-current installment receivable for handsets	(12,809)	88,075
(Increase) / decrease in non-current receivables held for sale	—	(149,972)
Increase / (decrease) in accounts payable, trade	94,747	(39,377)
Increase / (decrease) in accrued income taxes	(11,751)	(15,844)
Increase / (decrease) in other current liabilities	7,361	10,805
Increase / (decrease) in accrued liabilities for point programs	(26,451)	(32,281)
Increase / (decrease) in liability for employees’ retirement benefits	7,095	9,539
Increase / (decrease) in other long-term liabilities	(12,296)	(34,215)
Other, net	9,558	19,716

Net cash provided by operating activities	1,110,559	932,405

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,416)	(535,999)
Purchases of intangible and other assets	(237,070)	(242,918)
Purchases of non-current investments	(35,582)	(7,444)
Proceeds from sale of non-current investments	2,540	1,731
Acquisitions of subsidiaries, net of cash acquired	(3,624)	(17,886)
Purchases of short-term investments	(1,164,203)	(665,223)
Redemption of short-term investments	1,023,698	915,105
Long-term bailment for consumption to a related party	—	(240,000)
Short-term bailment for consumption to a related party	(80,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	—	90,000
Other, net	72	700

Net cash used in investing activities	(974,585)	(701,934)

Cash flows from financing activities:
Proceeds from long-term debt	—	60,000
Repayment of long-term debt	(171,879)	(82,181)
Proceeds from short-term borrowings	4,991	20,750
Repayment of short-term borrowings	(4,467)	(15,599)
Principal payments under capital lease obligations	(4,380)	(2,801)
Dividends paid	(223,865)	(240,388)
Contributions from noncontrolling interests	21,333	2,349
Other, net	(349)	(3,097)

Net cash provided by (used in) financing activities	(378,616)	(260,967)

Effect of exchange rate changes on cash and cash equivalents	(831)	2,092

Net increase (decrease) in cash and cash equivalents	(243,473)	(28,404)
Cash and cash equivalents at beginning of year	765,551	522,078

Cash and cash equivalents at end of year	¥522,078	¥493,674

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥251	¥1,017
Cash paid during the fiscal year for:
Interest, net of amount capitalized	2,922	1,840
Income taxes	351,964	321,453
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,036	1,931

28

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(5) Going Concern Assumption

None

(6) Notes to Consolidated Financial Statements

i. Segment Reporting

	Millions of yen
Year ended March 31, 2012	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,110,585	¥129,418	¥4,240,003	¥—	¥4,240,003
Operating expenses	3,224,241	141,302	3,365,543	—	3,365,543

Operating income (losses)	¥886,344	¥(11,884)	¥874,460	¥—	¥874,460

Assets	¥4,970,087	¥343,293	¥5,313,380	¥1,634,702	¥6,948,082

Depreciation and amortization	¥674,330	¥10,453	¥684,783	¥—	¥684,783

Capital expenditures	¥561,661	¥23,584	¥585,245	¥141,588	¥726,833

	Millions of yen
Year ended March 31, 2013	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,275,172	¥194,950	¥4,470,122	¥—	¥4,470,122
Operating expenses	3,406,855	226,087	3,632,942	—	3,632,942

Operating income (losses)	¥868,317	¥(31,137)	¥837,180	¥—	¥837,180

Assets	¥5,199,591	¥411,986	¥5,611,577	¥1,617,248	¥7,228,825

Depreciation and amortization	¥682,260	¥17,946	¥700,206	¥—	¥700,206

Capital expenditures	¥606,137	¥19,272	¥625,409	¥128,251	¥753,660

The “Reconciliation” column in the tables is included to reflect the recorded amounts of common assets which cannot be allocated to any specific segment and the amounts of capital expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

ii. Other Footnote

Share Repurchase and Retirement

DOCOMO did not resolve share repurchase for the fiscal year ended March 31, 2013, and did not repurchase its own shares in the fiscal year ended March 31, 2013. DOCOMO did not retire its own shares in the fiscal year ended March 31, 2013.

29

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

iii. Subsequent Event

Stock Split and Adoption of Unit Share System

On April 26, 2013, the Board of Directors approved the conduct of a stock split and adoption of a unit share system.

1.	Purpose of the stock split and adoption of the unit share system

Based on the intent of the “Action Plan for Consolidating Trading Units” announced by stock exchanges of Japan in November 2007, we will conduct a 1:100 stock split and adopt a unit share system which sets 100 shares as a share–trading unit. Please note that there will be no effective change to the investment units due to the stock split and adoption of the unit share system.

2.	Stock split

(1)	Method of the stock split

Monday, September 30, 2013 shall be the record date of the stock split. Each of our common shares held by shareholders whose names are stated or recorded in the latest Register of Shareholders on the record date will be split at a ratio of 1:100.

(2)	Number of increase in shares due to the stock split

1) Total number of issued shares before the stock split:               43,650,000 shares (As of March 31, 2013)

2) Number of increase in shares due to the stock split:            4,321,350,000 shares (As of October 1, 2013)

3) Total number of issued shares after the stock split:             4,365,000,000 shares

4) Total number of authorized shares after the stock split:    17,460,000,000 shares

(3)	Schedule of the stock split

1) Public notice date of the record date:                       Friday, September 13, 2013

2) Record date:                                                              Monday, September 30, 2013

3) Effective date:                                                           Tuesday, October 1, 2013

3.	Adoption of the unit share system

(1)	Number of shares constituting one unit

The adoption of the unit share system shall take effect on the effective date set out in “2. Stock split” above and the number of shares to constitute a share-trading unit shall be 100 shares.

(2)	Schedule for the establishment of the new system

Effective date: Tuesday, October 1, 2013

4.	Effect on per share information

Per share information based on the assumption that this split had been implemented at the beginning of the previous fiscal year is presented as follows for the year ended March 31, 2012 and the year ended March 31, 2013.

Shareholders’ Equity per Share

As of March 31, 2012   ¥1,220.84

As of March 31, 2013   ¥1,308.87

Basic Earnings per Share Attributable to NTT DOCOMO, INC.

For the fiscal year ended March 31, 2012   ¥111.87

For the fiscal year ended March 31, 2013   ¥119.52

30

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

5. Appendices

(1) Operating Data for the Fiscal Year Ended March 31, 2013

Full-year Forecasts: as announced on April 26, 2013

		[Ref.] Fiscal Year Ended Mar. 31, 2012 Full-year Results	Fiscal Year Ended Mar. 31, 2013 Full-year Results	First Quarter (Apr.-Jun. 2012) Results	Second Quarter (Jul.-Sep. 2012) Results	Third Quarter (Oct.-Dec. 2012) Results	Fourth Quarter (Jan.-Mar. 2013) Results	Fiscal Year Ending Mar. 31, 2014 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	60,129	61,536	60,396	60,787	60,988	61,536	63,400
Xi	thousands	2,225	11,566	3,317	6,198	8,678	11,566	25,300
FOMA (2)	thousands	57,905	49,970	57,079	54,588	52,310	49,970	38,110
Communication Module Service (1)	thousands	2,330	3,169	2,457	2,680	3,000	3,169	—
Prepaid Subscriptions	thousands	256	158	182	133	96	158	—
Packet Flat-rate Services Subscriptions	thousands	36,295	38,704	36,983	37,781	38,056	38,704	—
Net Increase from Previous Period (1) (3)	thousands	2,120	1,407	266	391	201	548	1,870
Xi	thousands	2,199	9,341	1,092	2,881	2,480	2,888	13,730
FOMA (2)	thousands	1,159	(7,935)	(825)	(2,491)	(2,279)	(2,340)	(11,860)
Churn Rate (3)%		0.60	0.82	0.74	0.79	0.86	0.91	—
Number of Handsets Sold (4)	thousands	22,089	23,555	5,167	6,670	5,733	5,985	—
i-mode Subscriptions	thousands	42,321	32,688	40,336	37,356	34,909	32,688	24,030
sp-mode Subscriptions	thousands	9,586	18,285	11,469	14,289	16,193	18,285	27,160
i-channel Subscriptions	thousands	16,124	13,815	15,613	15,172	14,515	13,815	—
i-concier Subscriptions	thousands	5,672	8,868	6,443	7,480	8,194	8,868	—
DCMX Subscriptions (5)	thousands	12,949	13,845	13,127	13,430	13,643	13,845	14,623
ARPU and MOU
Aggregate ARPU (FOMA) (6) (7)	yen/month/subscription	5,140	4,840	4,930	4,870	4,850	4,670	4,570
Voice ARPU (8)	yen/month/subscription	2,200	1,730	1,900	1,810	1,710	1,520	1,340
Packet ARPU (7)	yen/month/subscription	2,590	2,690	2,660	2,670	2,720	2,690	2,720
Smart ARPU	yen/month/subscription	350	420	370	390	420	460	510
MOU (9)	minute/month/subscription	126	117	119	119	118	110	—

*

Please refer to “5. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 32, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Fiscal year ended March 31, 2012 full-year results include mova service which was terminated at the end of March 2012.
(2)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.
(3)	Data are calculated including communication module services subscriptions.
(4)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(5)	Inclusive of DCMX mini subscriptions
(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(7)	With the introduction of “Smart ARPU” in the second quarter of the fiscal year ended March 31, 2013, “Aggregate ARPU” contains “Smart ARPU”.

In addition, some elements (revenues from content and other services) included in conventional “Packet ARPU” for the fiscal year ended March 31, 2012 full-year results have been retroactively reclassified into “Smart ARPU”. The impact of the reclassification of the period is 80yen.

(8)	Inclusive of circuit-switched data communication
(9)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

31

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(2) Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU =	Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions

- Packet ARPU:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions

- Smart ARPU:	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

32

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2013

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2014 (forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2014 (Forecasts)	Year ended March 31, 2012	Year ended March 31, 2013
a. EBITDA	¥1,588.0	¥1,583.3	¥1,569.3

Depreciation and amortization	(725.0)	(684.8)	(700.2)
Loss on sale or disposal of property, plant and equipment	(23.0)	(24.1)	(31.9)

Operating income	840.0	874.5	837.2

Other income (expense)	10.0	2.5	4.5
Income taxes	(335.0)	(402.5)	(337.6)
Equity in net income (losses) of affiliates	(13.0)	(13.5)	(18.8)
Less: Net (income) loss attributable to noncontrolling interests	8.0	3.0	10.3

b. Net income attributable to NTT DOCOMO, INC.	510.0	463.9	495.6

c. Operating revenues	4,640.0	4,240.0	4,470.1

EBITDA margin (=a/c)	34.2%	37.3%	35.1%
Net income margin (=b/c)	11.0%	10.9%	11.1%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2014 (Forecasts)	Year ended March 31, 2012	Year ended March 31, 2013
a. Operating income	¥840.0	¥874.5	¥837.2
b. Operating income after tax effect {=a*(1-effective tax rate)}	520.0	517.7	518.2
c. Capital employed	5,769.8	5,299.0	5,500.3

ROCE before tax effect (=a/c)	14.6%	16.5%	15.2%
ROCE after tax effect (=b/c)	9.0%	9.8%	9.4%
Notes:	Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
The effective tax rate for the year ended March 31,2012 was 40.8%.
The effective tax rate for the year ended March 31,2013 was 38.1%.
The effective tax rate for the year ending March 31,2014 (Forecasts) is 38.1%.

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2014 (Forecasts)	Year ended March 31, 2012	Year ended March 31, 2013
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥400.0	¥503.5	¥225.6

Irregular factors (1)	—	(147.0)	147.0
Effect of transfer of receivables (2)	—	—	(242.0)
Changes in investments for cash management purposes (3)	—	(220.5)	99.9

Free cash flows	400.0	136.0	230.5

Net cash used in investing activities	(703.0)	(974.6)	(701.9)
Net cash provided by operating activities	1,103.0	1,110.6	932.4

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March, 2012 and 2013 includes changes in investments for cash management purposes. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2014 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending March 31, 2014 (Forecasts)	Year ended March 31, 2012	Year ended March 31, 2013
a. NTT DOCOMO, INC. shareholders’ equity	—	¥5,062.5	¥5,427.6
b. Market value of total share capital	—	5,697.6	5,892.5
c. Total assets	—	6,948.1	7,228.8

Shareholders’ equity ratio (=a/c)	—	72.9%	75.1%
Market equity ratio (=b/c)	—	82.0%	81.5%
Notes:	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period
Market equity ratio for the year ending March 31, 2014 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

33

Results for the Fiscal Year Ended March 31, 2013, and Principal Actions Planned for the Fiscal Year Ending March 31, 2014

April 26, 2013

I FY2012 Results Highlights

II FY2013 Prospects and Principal Actions

III Toward Medium-Term Growth

1 Become a “Smart Life Partner”

2 Further Income Expansion

1

FY2012 Full-Year Results Highlights

U.S. GAAP

Recorded an increase in operating revenues, but a decrease in operating income over the previous fiscal year

Significantly expanded smartphone and Xi LTE user base

Operating revenues: ¥4,470.1 billion (Up 5.4% year-on-year) Operating income: ¥837.2 billion (Down 4.3% year-on-year) Net income*1: ¥495.6 billion (Up 6.8% year-on-year)

Results Highlights

Packet revenues*2: ¥1,893.9 billion (Up 6.1% year-on-year) Total handsets sold: 23.55 million units (Up 6.6% year-on-year) No. of smartphones sold: 13.29 million units (Up 50.7% year-on-year) Xi LTE subscriptions: 11.57 million (Up 5.2-fold compared to the number as of Mar. 31, 2012)

Consolidated financial statements in this document are unaudited

*1: Net income attributable to NTT DOCOMO, INC. *2: Definition of items comprising the packet revenues was changed beginning with this financial results presentation. For details, please see “Reclasification of P/L items” in this document.

2

FY2012 Selected Financial Results

GA U.AP S.

FY2011 FY2012 Changes

(Billions of yen) Full year (1) Full year (2)(1) (2)

Operating revenues 4,240.0 4,470.1 +230.1

Operating expenses 3,365.5 3,632.9 +267.4

Operating income 874.5 837.2 -37.3

Net income attributable to NTT 463.9 495.6 +31.7

DOCOMO, INC.

EBITDA margin (%)*1 37.3 35.1 -2.2

Capital expenditures 726.8 753.7 +26.8

Adjusted free cash flow*1*2 503.5 225.6 -277.9

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp *2: Adjusted free cash flow excludes the effects of uncollected revenues caused by bank holidays at the end of the fiscal term or the of transfer of recievables of telephone charges to NTT FINANCE CORPORARION, and changes in investments for cash management purposes with original maturities of longer than three months.

3

Key Factors Behind YOY Changes in Operating Income

U.S. GAAP

revenues: Increase in equipment sales Up ¥259.2 billion

¥874.5 billion

Increase mobile services in revenues*1*3: Up ¥40.0 billion

other Increase operating in revenues*3: Up ¥128.9 billion

Increase equipment in sales expenses*2: Up ¥95.6 billion

Increase in loss depreciation/amortization, on disposal of equipment property, & plant, Up intangible ¥39.4 billion assets:

other Increase expenses: in Up ¥132.4 billion

¥837.2 billion

Support” Impact of discounts: “Monthly Down ¥198.0 billion

Operating Up ¥230.1 revenues: billion

Operating Up ¥267.4 expenses: billion

FY2011

FY2012

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

*3: Definitions of some operating revenues items were changed beginning with this financial results presentation. For details, please see “Reclassification of P/L Items” in this document.

4

Net Adds Acquisition

Struggled with the acquisition of net adds due to increased MNP outflows, despite brisk new handset sales

(Million subs)

2.50 2.00 1.50 1.00 0.50

1.60

1.83

1.77

2.21

1Q 2Q 3Q 4Q

New handset sales

FY2011 actual

(Thousand subs)

266

391

201

548

1Q 2Q 3Q 4Q

Net additions

FY2012 actual

5

Smartphone Sales & User Base

No. of smartphone users almost doubled in 1 year

(Million units)

8.82

Up 51%

13.29

FY2011

FY2012

No. of smartphones sold

(Million subs)

Approx. 10.0

Up 87%

Approx. 18.7

Mar. 31, 2012

Mar. 31, 2013

No. of smartphone users

6

Xi LTE Subscriptions/Packet Revenues

Xi LTE subs topped 12 million (Apr. 20, 2013)

Packet revenues grew by ¥109.3 billion year-on-year

(Million subs)

2.22

Up 5.2-fold

11.57

Mar. 31, 2012 Mar. 31, 2013

Xi LTE subscriptions

(Billions of yen)

1,784.6

Up 6%

1,893.9

FY2011 FY2012

Packet revenues *

* Definition of items comprising the packet revenues was changed beginning with this financial results presentation. For details, please see “Reclassification of P/L items” in this document.

7

“dmarket”/Smart ARPU

“dmarket” portal expanding at a favorable pace

Smart ARPU (FY12/4Q): Up ¥100 year-on-year

(Billions of yen)

“dvideo” (FY12 track record)

No. of subs: 4.13 million Revenues: ¥18.5 billion

Approx. 2.0

Up

11.5-fold

Approx. 23.0

FY2011 FY2012

“dmarket” revenues

(Yen)

360

370

390

420

460

Up 28% year-on-year

FY11/4Q FY12/1Q 2Q 3Q 4Q

Smart ARPU

YOY changes: +20 +40 +60 +100

8

FY2012: Summary

Established a solid user base of smartphones toward the future as a result of successful implementation of various sales promotions

Enriched “dmarket” store lineup, and steadily increased new business revenues

Faced an uphill battle in reducing MNP port-outs and securing net adds

Achieved revised operating income target

(¥820 billion) through cost control including sales expenses

I FY2012 Results Highlights

II FY2013 Prospects and Principal Actions

III Toward Medium-Term Growth

1 Become a “Smart Life” Partner

2 Further Income Expansion

FY2013 Forecasts

U.S. GAAP

FY2012 FY2013 Changes

(Billions of yen) Full year (1) Full-year(1) (2)

forecast (2)

Operating revenues 4,470.1 4,640.0 +169.9

Operating expenses 3,632.9 3,800.0 +167.1

Operating income 837.2 840.0 +2.8

Net income attributable to 495.6 510.0 -14.4

NTT DOCOMO, INC.

EBITDA margin (%)*1 35.1 34.2 -0.9

Capital expenditures 753.7 700.0 -53.7

Adjusted free cash flow*1*2 225.6 400.0 +174.4

*1: accordance For an explanation with U.S. GAAP of the and calculation the IR page processes of our of website, these numbers, www.nttdocomo.co.jp please see the reconciliations to the most directly comparable financial measures calculated and presented in *2: Adjusted free cash flow excludes the effects of uncollected revenues caused by bank holidays at the end of the fiscal term or the of transfer of recievables of telephone charges to NTT FINANCE CORPORARION, and changes in investments for cash management purposes with original maturities of longer than three months.

FY2013 Operating Income Forecast (Breakdown)

U.S. GAAP

Increase in mobile

services revenues *1*2:

Up ¥80.0 billion

Improved profitability

of equipment sales- New business

related business revenues:

structural (excluding reform): effects of Up ¥10.0 billion ¥840 billion

¥837.2	billion Up ¥120.0 billion

Decrease in expenses

due to structural reform :

Down ¥110.0 billion

Increase in expenses

associated with

stepped up Xi LTE roll-

out:

Impact of “Monthly Up ¥60.0 billion

Support” discounts:

Down ¥260.0 billion

FY2012 FY2013 (forecast)

*1: Excluding impact of “Monthly Support” discounts

*2: Definitions of some operating revenues items were changed beginning with this financial results presentation. For details, please see “Reclassification of P/L Items” in this document.

FY2013 Capital Expenditures Forecast (Breakdown)

FY2013 CAPEX projected to decrease to ¥700-billion level, as a result of more efficient utilization of CAPEX in spite of stepped up Xi LTE investments

Increase in

Xi LTE-related investments: ¥753.7 billion Up ¥140.0 billion

700.0 billion

for Decrease dispersion in investments of key

Other efficiency facilities and network improvement infrastructure advancement: measures: Down ¥14.0 billion Down ¥50.0 billion Decrease in FOMA-related investments: Down ¥130.0 billion

FY2012 FY2013 (forecast)

FY2013 Operational Indicators (Forecast)

FY2012 FY2013 Changes

Full year Full-year forecast(1) (2)

(2)

Net additions(Million subs) 1.41 1.85 +0.44

Total handsets sold(Million units) 23.55 24.50 +0.95

Smartphones sold(Million units) 13.29 16.00 +2.71

Xi LTE subs (Million subs) 11.57 25.00 +13.43

Packet Revenues (Billions of yen) 1,893.9 1,956.0 +62.1

Smart ARPU (yen) 420 510 +90

FY2013 Business Management Policies

“Become a Smart Life Partner”

Convenience/ Safety/Security Enjoyment/Pleasure

Fulfillment/Efficiency

Mobile business New businesses

Brush up on basic elements Enrich cloud-based services Further expand user base Expand new revenue sources

Devices Network Services

Thorough quality Introduction of Clearly present enhancement of “Service Pack” & recommended models Xi LTE service enrichment of “dmarket”

Reinforcement of management foundation through structural reform

Easy to Understand & Choose Devices

Steadily regained product competitiveness

Make thorough efforts to improve product strength and appeal even further

Sold approx. 600,000 units Sold approx. 630,000 units in 5 months after release in 2.5 months after release

SH-02E SO-02E

Market share ranking of mobile phones sold at mass retailers*:

No. 1 for 8 straight weeks No.1 for 6 straight weeks

(From Nov. 26, 2012- Jan. 20, 2013) (From Feb. 4, 2013 to Mar. 17, 2013)

*Market share ranking calculated by the number of models sold in a week

*Based on a survey of cumulative number of mobile handsets sold at major mass retailers across Japan by GfK Japan

Reinforce product appeal from the viewpoint of “innovativeness” “ease of use & sense of security”

Concentrate resources on key models by narrowing down product lineup

Xi LTE Service Featuring Outstanding Connectivity & Usability

docomo LTE Xi

Double the number of Xi LTE base stations one year ahead of original schedule, and accelerate roll-out of high-speed areas

Thorough improvement of connectivity

No. of Xi base stations

Mar. 2013: 24,400 → Double → **Mar. 2014: 50,000**

《 Plan moved forward by 1 year compared to 2012 summer 》

Improved voice call continuity



LTE connection
3G connection

DOCOMO supports two-way handover between 3G ⇔ LTE

LTE voice call continuity rate on the Yamanote Line: 97.1%*

* Percentage of sections that maintained LTE connection to the entire route of Yamanote Circle Line as of March 2013 (Based on a survey conducted by DOCOMO)

Expedited roll-out of high-speed areas

75Mbps Compatible base stations

(Plan as of Dec. 2012)

Mar. 2013: 4,000 → Accelerate → **6,800**
Jun. 2013: 10,000 sites → **15,000 sites**

112.5Mbps Compatible areas

(Plan as of Dec. 2012)

Jun. 2013: 52 cities → Accelerate → **100 cities**

Furthermore,
(Max. downlink speed)
150Mbps **service to be started within FY2013 ahead of the competition**

17

docomo LTE Xi

Third-Party LTE Quality Survey Results

DOCOMO ranked No. 1 in both area coverage and speed

* Quality comparison using principal handset models of each carrier

- 100% area coverage in Tohoku, Chugoku and Kyushu regions
- 100% area coverage in "business/office districts", "busy streets/meeting spots", "airports"
- No. 1 downlink speed in all 13 categories of places with heavy human traffic

【Nikkei BP Consulting: "Large-scale LTE area survey covering record-high 1,000 locations nationwide" 】

Carrier	Area coverage	Average downlink speed (Mbps)
NTT docomo XPERIA Z	97.4%	16.06
au iPhone 5	87.1%	10.72
SoftBank iPhone 5	90.9%	9.49

Survey period: March 30-April 15, 2013 (By Nikkei BP Consulting)

* Area coverage: The percentage of locations where LTE connection was provided among the total 1,188 locations surveyed
* Average downlink speed: The average download speed of each model at locations where LTE data connection was established. Transmission speed measurements were performed using the "RBB TODAY SPEED TEST" application.

18

"DOCOMO Service Pack" for Affordable and Worry-Free Use

ドコモクラウド

An affordable assortment of services for convenient and worry-free use

ドコモサービスパック

Planned for launch Mid-May 2013

"Osusume Pack"

Total monthly fee: ¥525

Offers maximum enjoyment at a surprisingly affordable rate!

New

スゴ得コンテンツ

Unlimited access to approx. 100 popular content titles in various categories



…

"i-concier"



Optional cloud capacity (Additional 50GB)

"Photo Collection"

"Data Storage Box"

"Anshin Pack"

Total monthly fee: ¥630

Meticulous customer support to ensure peace of mind at all times

"Mobile Phone Protection & Delivery Service"



"Anshin Network Security"



"Smartphone Anshin Remote Support"



19

Accelerated Expansion of “dmarket”

Further increase no. of stores and items in pursuit of an attractive marketplace

Life-support services Education Health-care

Fashion

Food

Daily

necessaries

dcreators

dshopping

Physical (commerce)

dgame

dhits

danime store

Digital dbook

dmusic

content dvideo

Create a market that offers infinite enjoyment

Priority Project: Health

Provide total support for customers’ “wellness”

Mutual coordination among

Healthy/ different services

Organic food

Exercise ma

Dietary Recipe/ education Diet Exercise

Health Exercise assistance

Proposal of lifestyle service

Central management of

healthcare data

Smartphone

Insurance/ Pedometer composition Body Thermometer Sleep Sleep/

scale gauge

Medical care healing

Medical

insurance

Health appliances

Contact with medical doctors/pharmacists

Enrichment & Expansion of Health Services

Healthcare services tailored to “your” personal needs

Make “body data” visible Provide “body care” tips & advice

Apr. 2013 Jun. 2013 Winter 2013

Offer

Watashi-move karada no kimochi Body care agent

(tentative name)

Safe storage of Advice based Close support for proper

your “body data” on your body rhythms you to lead a healthy life

Your avatar Sleep

Advice delivered Exercise

on a daily basis support

Notice given in

case of abnormality Diet for

Sympathy money

support your

Measurement Examines your sleep Wearable devices

in 10 seconds quality(future)

Easy data wellness

transfer

Thermometer Sleep meter Sleep monitor Body composition Pedometer meter

I. FY2012 Results Highlights

II. FY2013 Prospects and Principal Actions

III. Toward Medium-Term Growth

1. Become a “Smart Life Partner”

2. Further Income Expansion

“Become a Smart Life Partner”

“Become a Smart Life Partner”

Convenience/ Fulfillment/ Efficiency

Enjoyment/ Pleasure

Safety/ Security

“Become a Smart Life Partner”

- The Values We Provide in Serving Customers

Deliver the right message at the right time, making a selection from massive amounts of information Provide behavior assistance to help users lead a “convenient”, “safe and secure” and “enjoyable” life

Advice Monitoring

Enable monitoring of daily Offer proper support based Commerce activities anytime/anywhere on professional knowledge Medical/ Media/ to ensure peace of mind healthcare content

Finance/

Smart Life

Safety/ payment security Partner

Matching M2M

Environment/ Planning

Propose products/services ecology

Aggregation/

Arrange plans for smooth and that match customer’s Platform hassle-free realization of tastes and preferences customer requirements

Evolution of communications brought about by mobile

Evolution to “Become a Smart Life Partner” (1)

Expansion of Usage Opportunities

Evolution that allows users to enjoy maximum value in various usage scenarios

Platform & Service Provider

Transform ourselves by also functioning as a service provider leveraging “docomo cloud”

Platform provider

Mobile network Mobile devices

Network type-agnostic Free and convenient access seamless environment from any device

Network-independent Device-independent

Wi-Fi/Optical fiber

Mobile

(Including networks of other carriers) network

Evolution to “Become a Smart Life Partner” (2)

- Construction of Service Foundation

Prepare an environment that allows greater number of customers to use our services

Service users

Global

Network-independent

Circuit users

Phone number

service expansion underpinning Platforms DOCOMO ID (carrier-independent)

of Authentication/billing platform

“Become a Smart Life Partner”

- Global Strategies

Become a “Smart Life Partner” on a global scale by promoting business deployment suited to the stage of development in each market

Stage 1 Stage 2 Stage 3

Voice-centric Mobile internet Smartphone

Deployment of aggregation/

Services/ Business deployment suited platform business, etc.

service to the stage of development

platform in each market

Medical Education Commerce

Basic

platform Global M2M

(payment/ Global enterprise marketing

authentication) Cooperation

Business infrastructure

collaboration with Cooperation

Network carriers

“Become a Smart Life Partner”

- Organizational Change

Establishment of Smart-life Business Division

(Planned for Jul. 1, 2013)

Objectives Smart-life Business Division

Media/

content Mobile Retail Content Business

Transfer authority to Department Department

Commerce

business division to

Financial Business

shorten time to market Finance

Department

Environment/ ecology

More strongly promote Medical/ Smart-life Solutions Department healthcare

service creation/expansion

Safety/ security/ education Mobile (Mail/

Promote business phonebook, etc)

in eight new fields Common Smart-life Planning Department

(Payment, platform etc)

and strengthen alliances

M2M M2M Business Department

I. FY2012 Results Highlights

II. FY2013 Prospects and Principal Actions

III. Toward Medium-Term Growth

1. Become a “Smart Life Partner”

2. Further Income Expansion

Projected Growth of Total Revenues

Expand total revenues by propelling the growth of packet/new business revenues

Total revenues: on the upswing

New business revenues: projected to expand

Packet revenues: estimated 1.5-times increase

FY2010

FY2011

FY2012

FY2013 (Forecast)

FY2014 (Target)

FY2015 (Target)

Voice revenues

Packet revenues

Other revenues

Expansion of New Business Revenues

New business revenues expanding steadily(Billions of yen)

Estimated to be ¥700 billion for FY2013

Approx. 1,000

Other

Finance/

Approx. 700 payment

Approx. 250

Approx. 535 Approx. 180

Approx. 120 Commerce

Approx. 300

Approx. 220

Approx. 205

Approx. 160 Media/

Approx. 115 content

Approx. 300

Approx. 95 Approx. 140

FY2012 FY2013 (Forecast) FY2015 (Target)

Smart ARPU ¥420 ¥510 ¥670

Reinforcement of Management Foundation

Accelerate structural reform

Improve cost efficiency by ¥250 billion in FY2015

FY2013 FY2015

FY2012(forecast)(target)

¥50 billion

reduction

¥160 billion

reduction ¥250 billion

Cost efficiency

improvement

*Cost reduction compared to the level of FY2011

Return to Shareholders

Continue stable dividend payment and maintain one of the top payout ratios among Japanese companies

(Yen)

Dividend Payout ratio 6,000 6,000

5,600

5,200 5,200

4,800 50.1% 50.2%

43.8% 44.1%

43.0%

FY2008 FY2009 FY2010 FY2011 FY2012 (planned) FY2013 (expected)

The amount of expected dividend per share for FY2013 presented herein does not reflect any adjustments for the 1-for-100 stock split planned to take effect on Oct. 1, 2013

Before Concluding…

Achieved FY2012 full-year targets through implementation of various promotions and other measures During this period of major transition, we will concentrate our management resources into priority areas, and review every aspect of our operations from scratch By propelling business expansion and structural reform, we will aim to generate over 900 billion in operating income as early as possible We will press ahead toward the goal of becoming a “Smart Life Partner”

NTT DOCOMO

Appendices

Reclassification of P/L Items

(Reference)

Current Future Corresponding

ARPU

Voice revenues Voice Voice Voice ARPU

Mobile

Basic charge services

(“i-mode”/“sp-mode”) Cellular revenues

Packet revenues Packet Packet ARPU

Packet communication services

charge Wireless revenues Packet

services

Revenues “i-channel”, “i-concier”, revenues

“MapNavi”, etc.

associated

mobile with services “dmarket”, Protection “Mobile & Delivery” Phone operating Other Smart ARPU

“NOTTV”, etc. revenues

Other

Revenues from subsidiaries revenues

(Examples) OLM, Radishbo-ya, Tower Records Japan, etc.

Equipment sales Equipment sales

Equipment sales revenues revenues revenues

(Reference) Amounts affected by reclassification(Billions of yen)

FY2011 1Q 2Q 3Q 4Q Full year FY2012 1Q 2Q 3Q 4Q Full year

(Former)(Former)

445.3 461.2 465.2 472.2 1,843.9 485.1 490.5 501.3 499.0 1,975.9

Packet revenues Packet revenues

(New)(New)

430.8 446.9 450.4 456.6 1,784.6 467.4 470.4 480.0 476.1 1,893.9

Packet revenues Packet revenues

Affected amount 14.5 14.3 14.8 15.6 59.2 Affected amount 17.7 20.1 21.3 22.9 82.0

Operating Revenues

U.S. GAAP

4,240.0

4,470.1

(Billions of yen)

4,640.0

FY2011 FY2012 FY2013 (Full-year forecast)

Mobile services revenues 3,326.5 3,168.5 2,990.0

Other operating revenues 414.6 543.6 664.0

Equipment sales revenues 498.9 758.1 986.0

“International services revenues” are included in “Mobile services revenues”

Operating Expenses

U.S. GAAP

(Billions of yen)

3,632.9 3,800.0

3,365.5

FY2011 FY2012 FY2013 (Full—year

forecast)

Personnel expenses 272.9 280.1 292.0

Taxes and public duties 38.8 38.6 38.0

Depreciation and amortization 684.8 700.2 725.0

Loss on disposal of property, plant and 40.3 64.2 60.0

equipment and intangible assets

Communication network charges 211.2 207.5 185.0

Non- personnel expenses 2,117.6 2,342.4 2,500.0

(Incl) Revenue- linked expenses 1,170.6 1265.4 1,349.0

(Incl) Other non- personnel expenses 947.0 1076.9 1,151.0

* Revenue linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

U.S. GAAP

(Billions of yen)

753.7

726.8 700.0

FY2011 FY2012 FY2013 (Full—year forecast)

Mobile phone business (LTE) 92.3 218.9 356.0

Mobile phone business (FOMA) 320.5 201.6 70.0

Mobile phone business (other) 147.6 185.6 139.0

Other (information systems, etc) 165.2 147.5 136.0

Operational Results and Forecasts

FY2011 FY2012 Changes FY2013

(1)(2)(1) ? (2) Full-year forecast

Number of subscriptions (thousands) 60,129 61,536 1,407 63,400

FOMA 57,905 49,970 -7,935 38,110

Xi 2,225 11,566 9,341 25,300

i-mode 42,321 32,688 -9,634 24,030

sp-mode 9,586 18,285 8,698 27,160

Communication module service 2,330 3,169 839 3,690

Net additional subscriptions (thousands) 2,120 1,407 -713 1,870

Total handsets sold 22,089 23,555 1,466 -

Handsets sold New Xi subscription 1,206 2,840 1,634 -

(thousands) Change of subscription

Xi from FOMA 1,056 6,995 5,939 -

Cellular(Including Xi handset upgrade by Xi

handsets sold subscribers 37 653 616 -

without New FOMA subscription 5,168 4,575 -593 -

phone involving sales FOMA Change of subscription 833 29 -805 -

by DOCOMO) from Xi

FOMA handset upgrade 13,786 8,463 -5,323 -

by FOMA subscribers

Churn rate (%) 0.60 0.82 0.22 -

Aggregate ARPU (yen) 5,140 4,840 -300 4,570

Voice ARPU (yen) 2,200 1,730 -470 1,340

Packet ARPU (yen) 2,590 2,690 100 2,720

Smart ARPU (yen) 350 420 70 510

MOU (minutes) 126 117 -9 -

Aggregate ARPU/MOU

: Voice ARPU : Packet ARPU : Smart ARPU

(Yen)

5,220 5,240 5,150

350 350 360 4,960 4,930 4,870 4,850 4,670

360 370 390 420 4,570

460 510

2,530 2,610 2,600

2,620 2,660 2,670 2,720

2,690

2,720

2,340 2,280 2,190 1,980 1,900 1,810 1,710 1,520

1,340

FY2011/1Q 2Q 3Q 4Q FY2012/1Q 2Q 3Q 4Q FY2013

(full-year forecast)

MOU

(minutes) 128 129 126 121 119 119 118 110

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

Impact of “Monthly Support” Discounts on Aggregate ARPU

(Yen)

FY2011 FY2012 FY2013

Full-

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q year

forecast

“Monthly Support” impact -10 -40 -60 -110 -180 -290 -390 -510 -700 on aggregate ARPU

Impact on voice ARPU -10 -40 -60 -90 -140 -210 -280 -340 -440

Impact on packet ARPU 0 0 0 -20 -40 -80 -110 -170 -260

* Exclusive of “Monthly

Support” Impact

Aggregate ARPU 5,230 5,280 5,210 5,070 5,110 5,160 5,240 5,180 5,270

Voice ARPU 2,350 2,320 2,250 2,070 2,040 2,020 1,990 1,860 1,780

Packet ARPU 2,530 2,610 2,600 2,640 2,700 2,750 2,830 2,860 2,980

Smart ARPU 350 350 360 360 370 390 420 460 510

Smart ARPU is not impacted by “Monthly Support” discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation of ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription. ii. ARPU Calculation Methods Aggregate ARPU Voice ARPU Packet ARPU Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

Billions of yen

	Year ending March 31, 2014 (Forecasts)	Year ended March 31, 2012	**Year ended March 31, 2013**
a. EBITDA	¥ 1,588.0	¥ 1,583.3	**¥ 1,569.3**
Depreciation and amortization	(725.0)	(684.8)	**(700.2)**
Loss on sale or disposal of property, plant and equipment	(23.0)	(24.1)	**(31.9)**
Operating income	840.0	874.5	**837.2**
Other income (expense)	10.0	2.5	**4.5**
Income taxes	(335.0)	(402.5)	**(337.6)**
Equity in net income (losses) of affiliates	(13.0)	(13.5)	**(18.8)**
Less: Net (income) loss attributable to noncontrolling interests	8.0	3.0	**10.3**
b. Net income attributable to NTT DOCOMO, INC.	510.0	463.9	**495.6**
c. Operating revenues	4,640.0	4240.0	**4,470.1**
EBITDA margin (=a/c)	34.2%	37.3%	**35.1%**
Net income margin (=b/c)	11.0%	10.9%	**11.1%**

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

Billions of yen

	Year ended March 31, 2014 (Forecasts)	Year ended March 31, 2012	**Year ended March 31, 2013**
"Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes"	¥ 400.0	¥ 503.5	**¥ 225.6**
Irregular factors (1)	-	(147.0)	**147.0**
Effect of transfer of receivables(2)	-	-	**(242.0)**
Changes in investments for cash management purposes(3)	-	(220.5)	**99.9**
Free cash flows	400.0	136.0	**230.5**
Net cash used in investing activities	(703.0)	(974.6)	**(701.9)**
Net cash provided by operating activities	1,103.0	1,110.6	**932.4**

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Since the payment conditions of the consideration of claims transferred to NTT FINANCE CORPORATION are set approximately equivalent to our cash collection cycle history, an impact derived from the transfer of receivables is not significant.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March, 2012 and 2013 includes changes in investments for cash management purposes. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2014 due to the difficulties in forecasting such effect.

46

NTT DOCOMO

Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.
(2)If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.
(3)The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.
(4)Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.
(5)Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group's mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.
(6)Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.
(8)Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
(9)Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.
(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe upon the intellectual property rights of others. In addition, the illicit use of the intellectual property rights owned by our corporate group could reduce the license revenues actually obtained and may inhibit our competitive superiority.
(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.
(12)Concerns about adverse health effects arising from wireless telecommunication may spread and consequently adversely affect our financial condition and results of operations.
(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC. or their respective organizations.
・d anime store is a trademark of KDDI Corporation.
・iPhone is a trademark of Apple Inc.
・The iPhone trademark is used under a license from Aiphone K.K.